December 27, 2005

By EDGAR, “CORRESP” designation, with paper courtesy copies.

Mr. Jeffrey Riedler

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz Aktiengesellschaft
Amendment No. 1 to Registration Statement on Form F-4
File No. 333-128715

Dear Mr. Riedler:

On behalf of Allianz Aktiengesellschaft (“Allianz”) I am writing in response to the Staff’s comment of December 23, 2005 on Amendment No. 1 to the Registration statement on Form F-4 of Allianz, which was filed on December 12, 2005 (the “F-4”).

The following is Allianz’s response to the Staff’s comment:

1.	We note your response to comment two. Please provide us with the detailed calculations for your investment and income tests that link back to the financial information provided in the filing. Please confirm whether the total GAAP purchase price that will be allocated to target assets and liabilities acquired was used for the investment test given that it does not appear that the exchange ratio has been established at this point in time. Provide a calculation of the GAAP purchase price based on the terms of the deal including any potential contingent consideration. Please be aware that significance should measured using U.S. GAAP amounts.

As requested, attached hereto is supplemental information detailing the calculations made by Allianz with respect to the investment and income tests under both IFRS and U.S. GAAP. The transaction in question is the acquisition of Allianz’s remaining 44% interest in RAS, for which the exchange ratio was publicly announced on September 11, 2005 as being between 0.153 and 0.161 Allianz shares per RAS share, and which was thereafter fixed on December 16, 2005 at 3 Allianz shares per 19 RAS shares (or approximately 0.1579). For purposes of the investment test, Allianz’s December 12, 2005 response to Comment 2 used a merger exchange ratio of 0.155, which was within the publicly-announced range,

Mr. Jeffrey Riedler Securities and Exchange Commission

along with the prices for the completed cash tender offer (which prices were also publicly announced in September, 2005) of Eur. 19 per RAS ordinary share and Eur. 55 per RAS savings share; as indicated in the attached, use of the final merger ratio only changes the investment test outcomes from 0.62% (IFRS) and 0.61% (U.S. GAAP) to 0.64% and 0.63%, respectively, in each case still well below the 20% threshold. The transaction did not involve any contingent consideration, and the attached indicates that the total purchase price will be € 2,734 million in respect of the cash tender offer (completed in November, 2005) plus 25,123,259 Allianz shares to be issued in connection with the merger on the basis of the final merger exchange ratio of 3 Allianz shares per 19 RAS shares. Further information on the transaction terms also appears in the F-4 on pages 43-48.

*        *        *

On behalf of Allianz, we would like to thank you for the cooperation you and the Staff are extending with the review of the F-4. Please do not hesitate to call me at (011) (331) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ William D. Torchiana
William D. Torchiana
(Sullivan & Cromwell LLP)

(Enclosures)

cc:	Paul M. Dudek, Esq.
Craig C. Olinger
Vanessa Robertson
James Atkinson
Sonia Barros
(Securities and Exchange Commission)

Burkhard Keese
Dr. Susanne Kanngiesser
Dr. Rainer Husmann
Jonathan A. Wismer
Jon Nielsen
Dr. Peter Hemeling
(Allianz AG)

Mr. Jeffrey Riedler Securities and Exchange Commission

Dr. Frank Ellenbürger, Partner – KPMG Deutsche Treuhand-Gesellschaft AG

Robert Overstreet, U.S. Filing Review Partner – KPMG LLP

Attachment

Significance Test F4 Filing for RAS Merger	Allianz Group Accounting 27-12-2005

Contents

☐ Investment RAS	Investment Test (Final)

☐ Investment RAS	Investment Test (Preliminary)

☐ Assets RAS	Asset Test

☐ Income USGAAP	Income Test

☐ Income IFRS	Income Test

Overview of Tests (US-GAAP)

Investment	RAS	0.63%
Asset	RAS	7.58%
Income US-GAAP	RAS	13.93%
Income IFRS	RAS	14.91%

Investment Test - Final Exchange Ratio	Allianz Group Accounting 27-12-2005

Transaction Volume for acquired Share (44,33%) of RAS:

Current Investment:	RAS	55.67%	6,585	Mio EUR

Acquired Investment:			5,900	Mio EUR

Total Investment in RAS after Acquisition:			12,485	Mio EUR

Acquired Investment (Details)

Tender Offer	2,734

Remaining RAS-Shares after TenderOffer	159,113,971
Exchange Ratio (3 AZ for 19 RAS)	0.157894737
Assumed Allianz StockPrice (in EUR)	126
Exchanged Allianz Shares	25,123,259
Acquisition Costs (in Mio EUR)	3,166

Total Acquisition Costs	5,900

Group Consolidated Assets (Based on F-1 and F-121 of Form 20F 2004)

	USGAAP			IFRS Reformatted			IFRS
	2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR
Allianz Group	1,011,330	924,622	(1)	976,179	919,586	(1)	990,318	933,213	(2)
without RAS	940,107	861,499		905,103	856,546		919,242	870,173

RAS	71,223	63,123	(4)	71,076	63,040	(3)	71,076	63,040	(3)

Source:	(1)	Form F4 Page F-136
	(2)	Form F4 Page F-4
	(3)	Form F4 Page F-157
RAS SubGroup Allianz IFRS StandAlone
	(4)	Figures from (3) plus Total Effect of US GAAP Adjustments on Equity (Form F4 Page F-208)

Cross-Check with IFRS figures from RAS perspective (Italien IFRS)

RAS	73,622	—

Comparison

A. Comparison of Allianz Group Consolidated Assets (without RAS) to Total Investment (12.485 Mio EUR) in RAS after Acquisition

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	1.33%	1.45%	1.38%	1.46%	1.36%	1.43%

B. Comparison of Allianz Group Consolidated Assets (without RAS) to acquired Investment (5.900 Mio EUR) in RAS

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	0.63%	0.68%	0.65%	0.69%	0.64%	0.68%

Investment Test - Preliminary Exchange Ratio	Allianz Group Accounting 12-12-2005

Transaction Volume for acquired Share (44,33%) of RAS:

Current Investment:	RAS	55.67%	6,585	Mio EUR
Acquired Investment:			5,743	Mio EUR

Total Investment in RAS after Acquisition:			12,328	Mio EUR

Acquired Investment (Details)

Tender Offer	2,734

Remaining RAS-Shares after TenderOffer	159,113,971
Exchange Ratio	0.155
Assumed Allianz StockPrice (in EUR)	122
Exchanged Allianz Shares	24,662,666
Acquisition Costs (in Mio EUR)	3,009

Total Acquisition Costs	5,743

Group Consolidated Assets (Based on F-1 and F-121 of Form 20F 2004)

	USGAAP			IFRS Reformatted			IFRS
	2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR
Allianz Group	1,011,330	924,622	(1)	976,179	919,586	(1)	990,318	933,213	(2)
without RAS	940,107	861,499		905,103	856,546		919,242	870,173
RAS	71,223	63,123	(4)	71,076	63,040	(3)	71,076	63,040	(3)

Source:	(1)	Form F4 Page F-136
	(2)	Form F4 Page F-4
	(3)	Form F4 Page F-157
RAS SubGroup Allianz IFRS StandAlone
	(4)	Figures from (3) plus Total Effect of US GAAP Adjustments on Equity (Form F4 Page F-208)

Cross-Check with IFRS figures from RAS perspective (Italien IFRS)

RAS	73,622	—

Comparison

A. Comparison of Allianz Group Consolidated Assets (without RAS) to Total Investment (12.328 Mio EUR) in RAS after Acquisition

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	1.31%	1.43%	1.36%	1.44%	1.34%	1.42%

B. Comparison of Allianz Group Consolidated Assets (without RAS) to acquired Investment (5.743 Mio EUR) in RAS

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	0.61%	0.67%	0.63%	0.67%	0.62%	0.66%

Asset Test	Allianz Group Accounting 12-12-2005

Acquired Share of Total Assets

	Current GroupShare		Acquired Share		Target Share
RAS	55.67%	+	44.33%	=	100.00%

Group Consolidated Assets

	USGAAP			IFRS Reformatted			IFRS
	2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR		2004 Mio EUR	2003 Mio EUR
Allianz Group	1,011,330	924,622	(1)	976,179	919,586	(1)	990,318	933,213	(2)
without RAS	940,107	861,499		905,103	856,546		919,242	870,173
RAS (100%)	71,223	63,123	(4)	71,076	63,040	(3)	71,076	63,040	(3)
acquired Share (44,33%)	31,573	27,982		31,508	27,946		31,508	27,946

Source:	(1)	Form F4 Page F-136
	(2)	Form F4 Page F-4
	(3)	Form F4 Page F-157
RAS SubGroup Allianz IFRS StandAlone
	(4)	Figures from (3) plus Total Effect of US GAAP Adjustments on Equity (Form F4 Page F-208)

Cross-Check with IFRS figures from RAS perspective (Italien IFRS)

RAS	73,622	—

Comparison

A. Comparison of Allianz Group Consolidated Assets (without RAS) to acquired Share (44,33%) of RAS’s Total Assets

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	3.36%	3.25%	3.48%	3.26%	3.43%	3.21%

B. Comparison of Allianz Group Consolidated Assets (without RAS) to 100% of RAS’s Total Assets

	USGAAP		IFRS Reformatted		IFRS
	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003	Ratio 2004	Ratio 2003
RAS	7.58%	7.33%	7.85%	7.36%	7.73%	7.24%

Income Test (US-GAAP)	Allianz Group Accounting 12-12-2005

Net Income US-GAAP before Taxes, Extraordinary Items and Cumulative Effect of Changes in Accounting Principles

Source:	Form F4 Page 3 / Form 20F 2004, 2003 and earlier
Form F4 Page F-126 Condensed Income Statement Information

Allianz Group	2004 Mio EUR	2003 Mio EUR	2002 Mio EUR	2001 Mio EUR	2000 Mio EUR	1999 Mio EUR	Average 00-04 Mio EUR
Net Income US-GAAP	2,881	2,245	-1,260	4,246	6,519	2,870
Income Taxes (Negative Sign = Tax Benefit)	1,441	-163	-1,077	-4,350	-3,870	635

Net Income US-GAAP before Taxes	4,322	2,082	-2,337	-104	2,649	3,505	1,811

	IFRS Net Income				2,266
	+ IFRS Taxes (Reformatted)				1,609
	+ US-GAAP-Adjustments (before Tax)				407
	+ US-GAAP-Adjustments Minorities				40

	= US-GAAP Net Income before Taxes				4,322

Acquired Share

	Current GroupShare		Acquired Share		Target Share
RAS	55.67%	+	44.33%	=	100.00%

Earning from ordinary Activities before Taxes of acquired Entity

	2004 Mio EUR
Earnings from ordinary Activities before Taxes (IFRS)	1,113	(5)
Effect of US GAAP Adjustments before Taxes and Minorities	43	(5)
Earnings from ordinary Activities before Taxes (US-GAAP)	1,156

Form F4 Page F-208

	IFRS	Reco	USGAAP
Earnings	1113	43	1156
Taxes	-293	-1	-294
Minorities	-144	4	-140

Net Income	676	46	722

Acquired Share of Net Income before Taxes and before Minorities			100% of Net Income before Taxes and before Minorities			Current Share of Net Income before Taxes and before Minorities
		2004 Mio EUR			2004 Mio EUR			2004 Mio EUR
RAS	44.33%	512	RAS	100.00%	1,156	RAS	55.67%	644

Source:	(5)	Form F4 Page F-158 / F-208
RAS SubGroup Allianz IFRS StandAlone
Line Item: Earning from ordinary Activities before Taxes

Comparison

A. Compare acquired Share of RAS Net Income to AZ Group Net Income (excluding acquired Share of Net Income from RAS)

	Income Mio EUR	Ratio
AZ Group	4,322
- RAS Net Income (44,33%)	512

	3,810
RAS (44,33%)	512	13.45%

B. Compare acquired Share of RAS Net Income to AZ Group Net Income (excluding current AZ Group Share of Net Income from RAS)

	Income Mio EUR	Ratio
AZ Group	4,322
- RAS Net Income (55,67%)	644

	3,678
RAS (44,33%)	512	13.93%

Income Test (IFRS)	Allianz Group Accounting 12-12-2005

Net Income IFRS before Taxes, Extraordinary Items and Cumulative Effect of Changes in Accounting Principles

Source: Form F4 Page 3 / AZ Group Consolidated Financial Statements 2004 and earlier

Allianz Group	2004 Mio EUR	2003 Mio EUR	2002 Mio EUR	2001 Mio EUR	2000 Mio EUR	1999 Mio EUR	Average 00-04 Mio EUR
Net Income IFRS	2,266	2,691	-3,243	1,585	3,448	2,317
Income Taxes (Positive Sign = Tax Benefit)	-1,662	-249	1,073	1,106	-170	1,513

Net Income IFRS before Taxes	3,928	2,940	-4,316	479	3,618	804	2,193

Acquired Share

	Current GroupShare		Acquired Share		Target Share
RAS	55.67%	+	44.33%	=	100.00%

Earning from ordinary Activities before Taxes of acquired Entity

Acquired Share of Net Income before Taxes and before Minorities			100% of Net Income before Taxes and before Minorities			Current Share of Net Income before Taxes and before Minorities
		2004 Mio EUR			2004 Mio EUR			2004 Mio EUR
RAS	44.33%	493	RAS	100.00%	1,113(3)	RAS	55.67%	620

Source:	(3)	Form F4 Page F-158
RAS SubGroup Allianz IFRS StandAlone
Line Item: Earning from ordinary Activities before Taxes

Comparison

A. Compare acquired Share of RAS Net Income to AZ Group Net Income (excluding acquired Share of Net Income from RAS)

	Income Mio EUR	Ratio
AZ Group	3,928
- RAS Net Income (44,33%)	493

	3,435
RAS (44,33%)	493	14.37%

B. Compare acquired Share of RAS Net Income to AZ Group Net Income (excluding current AZ Group Share of Net Income from RAS)

	Income Mio EUR	Ratio
AZ Group	3,928
- RAS Net Income (55,67%)	620

	3,308
RAS (44,33%)	493	14.91%